SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Leadership Team Realignment

São Paulo, May 2, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today announced the realignment of its leadership team as the Company enters the next phase of its growth and development. Richard Lark returns to GOL’s Board of Directors and Mario Liao will assume the responsibilities of Chief Financial Officer and Investor Relations Officer. With a long track record working together, they will continue to collaborate closely on important initiatives that will ensure sharing of best practices and that synergies are captured across the Abra Group.

Celso Ferrer, CEO of GOL, said: “This realignment underlines our ongoing commitment to develop the talent we need to lead GOL and to maintain the most robust and flexible business model that ensures the lowest unit cost amongst our competitors. This creates value for our Customers, stakeholders, and shareholders.”

Currently EVP, CFO and IRO, Richard Lark rejoins GOL’s Board of Directors, on which he served between 2008 and 2016. Richard is also Co-President of Abra Group, and in that capacity will continue to work with the GOL team. He has been with the Company since 2003 and was its first CFO. Richard then served on the Board for eight years and reassumed the CFO role in 2016. Over his 20 years at GOL, he led the Company’s initial public offering simultaneously on the New York and São Paulo Stock Exchanges, pioneered innovative financings that raised over US$7 billion for the Company and engineered a series of impactful strategic realignments.

Constantino de Oliveira Junior, the Company’s founder and Chairman, and CEO of Abra Group, said: “This is an important next phase in GOL’s evolution. Richard has been an outstanding leader over the last two decades, strengthening our competitive position and developing the leaders to manage the Company for years to come. I am thrilled for the opportunity to continue collaborating with him on both the GOL’s Board and in his role as part of Abra’s management team.”

Abra’s pan-regional platform is comprised of the lowest operating cost airlines, GOL and Avianca, and market-leading loyalty programs, Smiles and LifeMiles. In Richard’s new role as part of Abra Group’s leadership, he will be working with the management teams to further reduce costs, achieve greater economies of scale, continue to operate a state-of-the-art fleet of aircraft, and expand routes, services, product offerings, and loyalty programs. While Abra’s operating airlines will maintain independent brands, talent, teams, and culture, they will also benefit from greater efficiencies and investments on an aligned platform that streamlines costs and generates growth.

In his role as GOL’s CFO and IRO, Mario Liao will be responsible for the day-to-day leadership of the Company’s financial management, duties he has been conducting during the last year. Mario has held several positions at GOL since 2005, which includes oversight of accounting, financial statements, tax, treasury, risk management, corporate finance, and investor relations. He was highly effective in managing the Company’s working capital and liquidity during the Covid-19 pandemic. A graduate in Business Administration from Mackenzie University, Mario has MBAs from the Fundação Dom Cabral and the Fundação Instituto de Administração.

Celso Ferrer added: “Having worked with Mario for almost two decades, his experience and skills will continue to be invaluable for the Company. He has helped GOL through both high growth phases as well as challenging periods. Mario is well prepared to lead GOL’s financial management and advance our competitive position as the lowest unit cost airline in our market. We will continue to accomplish great work together to achieve an even better future for GOL.”

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces Leadership Team Realignment

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 146 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer